UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Excelligence Learning Corporation
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
300 684 107
(CUSIP Number)

Lee M. Mitchell c/o Thoma Cressey Equity Partners Inc. 233 South Wacker Drive, 92nd Floor Chicago, IL 60606 (312) 777-4444	J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Ave., N.W. Washington, D.C. 20001 (202) 346-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	300 684 107	Page	2	of	10

1	NAMES OF REPORTING PERSONS. Thoma Cressey Equity Partners Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,807,001

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,807,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,807,001(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.0%(2)

14	TYPE OF REPORTING PERSON

	CO

(1)	Beneficial ownership of the Excelligence Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Excelligence common stock referred to herein for purposes of Section
13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 9,055,935 shares of Excelligence common stock outstanding as of the close of business on July 18, 2006, as represented by Excelligence in the Merger Agreement (as defined below).

CUSIP No.	300 684 107	Page	3	of	10

1	NAMES OF REPORTING PERSONS. TC Partners VIII, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,807,001

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,807,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,807,001(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.0%(2)

14	TYPE OF REPORTING PERSON

	PN

(1)	Beneficial ownership of the Excelligence Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Excelligence common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 9,055,935 shares of Excelligence common stock outstanding as of the close of business on July 18, 2006, as represented by Excelligence in the Merger Agreement (as defined below).

CUSIP No.	300 684 107	Page	4	of	10

1	NAMES OF REPORTING PERSONS. Thoma Cressey Fund VIII, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,807,001

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,807,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,807,001(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.0%(2)

14	TYPE OF REPORTING PERSON

	PN

(1)	Beneficial ownership of the Excelligence Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Excelligence common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 9,055,935 shares of Excelligence common stock outstanding as of the close of business on July 18, 2006, as represented by Excelligence in the Merger Agreement (as defined below).

CUSIP No.	300 684 107	Page	5	of	10

1	NAMES OF REPORTING PERSONS. ELC Holdings Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,807,001

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,807,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,807,001(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.0%(2)

14	TYPE OF REPORTING PERSON

	CO

(1)	Beneficial ownership of the Excelligence Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Excelligence common stock referred to herein for purposes of Section
13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 9,055,935 shares of Excelligence common stock outstanding as of the close of business on July 18, 2006, as represented by Excelligence in the Merger Agreement (as defined below).

CUSIP No.	300 684 107	Page	6	of	10

1	NAMES OF REPORTING PERSONS. Carl D. Thoma

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,807,001

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,807,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,807,001(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.0%(2)

14	TYPE OF REPORTING PERSON

	IN

(1)	Beneficial ownership of the Excelligence Common Stock (as defined below) referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Excelligence common stock referred to herein for purposes of Section
13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 9,055,935 shares of Excelligence common stock outstanding as of the close of business on July 18, 2006, as represented by Excelligence in the Merger Agreement (as defined below).

CUSIP No. 300 684 107
     The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 1. Security and Issuer
     This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of Excelligence Learning Corporation, a Delaware corporation (“Excelligence”). The principal executive office and mailing address of Excelligence is 2 Lower Ragsdale Drive, Monterey, California 93940.
Item 2. Identity and Background
     (a) This Statement is being filed on behalf of (i) Thoma Cressey Equity Partners Inc., a Delaware corporation (“TCEP”); (ii) TC Partners VIII, L.P., a Delaware limited partnership (“Partners”); (iii) Thoma Cressey Fund VIII, L.P., a Delaware limited partnership (“Fund VIII”); (iv) ELC Holdings Corporation, a Delaware corporation (“ELC Holdings”); and (v) Carl D. Thoma (together with TCEP, Partners, Fund VIII and ELC Holdings, collectively, the “Reporting Persons”). TCEP is the general partner of Partners and Partners is the general partner of Fund VIII. Fund VIII is the sole stockholder of ELC Holdings. Carl D. Thoma is the sole stockholder of TCEP. TCEP, Partners, Fund VIII, ELC Holdings and Mr. Thoma may be deemed to have beneficial ownership of the shares of Excelligence Common Stock held directly by William E. Simon & Sons Private Equity Partners, L.P. (“Simon & Sons”) and Ronald Elliott (“Elliott”), respectively.
     (b) The principal business address of the Reporting Persons is c/o Thoma Cressey Equity Partners Inc., 233 South Wacker Drive, 92nd Floor, Chicago, IL 60606.
     (c) The principal business of TCEP, Partners, Fund VIII and ELC Holdings is that of a private investment fund engaging in the purchase and sale of investments for its own account. Mr. Thoma is the sole stockholder of TCEP and a director and managing partner.
     (d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Thoma is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     As described in response to Item 4, the shares of Excelligence Common Stock to which this Statement relates have not been purchased by ELC Holdings, and thus no funds were used for such purpose. As an inducement for ELC Holdigns to enter into the Agreement and Plan of Merger, dated as of July 19, 2006 (the “Merger Agreement”), by and among ELC Holdings, ELC Acquisition Corporation (“ELC Acquisition”) and Excelligence, and in consideration thereof, (i) Simon & Sons entered into a voting agreement, dated as of July 19, 2006 (the “Simon Voting Agreement”), with ELC Holdings with respect to shares of Excelligence Common Stock owned by Simon & Sons and (ii) Elliott entered into a voting and rollover agreement, dated as of July 19, 2006, as amended (the “Elliott Voting Agreement”), with ELC Holdings with respect to the shares of Excelligence Common Stock owned by Elliott. Neither Simon & Sons nor Elliott have nor will be paid additional consideration in connection with the execution and delivery of the Simon Voting Agreement and the Elliott Voting Agreement, respectively. For a description of the Simon Voting Agreement and the Elliott Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

CUSIP No. 300 684 107
Item 4. Purpose of Transaction
     As an inducement for ELC Holdings to enter into the Merger Agreement, Simon & Sons entered into the Simon Voting Agreement and Elliott entered into the Elliott Voting Agreement. The purpose of the Simon Voting Agreement and the Elliott Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.
The Merger Agreement
     The Merger Agreement provides that, pursuant to the terms and subject to the conditions set forth therein, ELC Acquisition will merge with and into Excelligence (the “Merger”), with Excelligence continuing as the surviving corporation after the Merger (the “Surviving Corporation”). As a result of the Merger, Excelligence will become a wholly owned subsidiary of ELC Holdings. The Board of Directors of Excelligence and ELC Holdings have approved the Merger Agreement.
     At the effective time of the Merger, each share of Excelligence Common Stock, other than shares of Excelligence Common Stock as to which dissenters’ appraisal rights are perfected under Delaware law and shares of Excelligence Common Stock held by Excelligence in treasury or by ELC Holdings, will be canceled and be automatically converted into and thereafter only represent the right to receive cash, without any interest, in the amount of $13.00 (the “Merger Consideration”). Immediately prior to the effective time of the Merger, each stock option to purchase Excelligence common stock that is outstanding will become fully vested and exercisable. As of the effective time of the Merger, each outstanding and unexercised stock option will be canceled and, in exchange for such option, the holder of the canceled option will receive from Excelligence a payment of an amount in cash equal to the number of shares of common stock underlying the stock option, multiplied by the positive difference, if any, between the Merger Consideration and the exercise price applicable to such stock option, less applicable taxes required to be withheld with respect to such payment. After the effective time of the Merger, any such canceled stock option will no longer be exercisable by its former holder, but will only entitle the holder to the payment of the option consideration.
     The restated certificate of incorporation of Excelligence, as amended and in effect on the date of the Merger Agreement, will be amended and restated as of the effective time of the Merger to be identical to the certificate of incorporation of ELC Acquisition, except the name of the Surviving Corporation will be Excelligence Learning Corporation. At the effective time of the Merger, the amended and restated bylaws of Excelligence will be replaced by the bylaws of ELC Acquisition, as in effect immediately prior to the effective time of the Merger, which will be the bylaws of the Surviving Corporation.
     The directors of ELC Acquisition immediately prior to the Merger will become the directors of the Surviving Corporation following the Merger. The officers of Excelligence immediately prior to the Merger will become the officers of the Surviving Corporation following the Merger.
     If the Merger is consummated, the Excelligence Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and will cease to be traded over the counter.
     The Merger Agreement is filed as Exhibit 99.1, and is incorporated herein by reference.
Simon Voting Agreement
     In connection with the execution of the Merger Agreement, on July 19, 2006, ELC Holdings entered into the Simon Voting Agreement with Simon & Sons, pursuant to which Simon & Sons agreed to vote (or, if requested, execute proxies with respect to) a number of shares equal to approximately 16.3% of the outstanding shares of Excelligence Common Stock in favor of the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Excelligence at which such matters are considered. Further, Simon & Sons agreed to vote against any action that would reasonably be expected to (1) result in a material breach of the Merger Agreement or the Simon Voting Agreement, or (2) interfere with or adversely affect the transactions contemplated by the Merger Agreement or the Simon Voting Agreement.
     Subject to the terms of the Simon Voting Agreement, Simon & Sons also agreed not to (1) with limited exceptions, transfer or enter into any agreement with respect to a transfer of its shares of Excelligence Common Stock, (2) grant a proxy or power of attorney with respect to its shares of Excelligence Common Stock, (3) deposit into any voting trust with respect to its shares of Excelligence Common Stock, (4) enter into any voting agreement with respect to its shares of Excelligence Common Stock, (5) create or permit to exist any liens with respect to its shares of Excelligence Common Stock, or (6) take any action that would interfere with the ability of Simon & Sons to perform its obligations under the Simon Voting Agreement.
     The Simon Voting Agreement terminates upon the earlier of (1) the mutual consent of ELC Holdings and Simon & Sons, (2) the effective time of the Merger and (3) the termination of the Merger Agreement pursuant to its terms.

CUSIP No. 300 684 107
Elliott Voting Agreement
     In connection with the execution of the Merger Agreement, on July 19, 2006, ELC Holdings entered into the Elliott Voting Agreement with Elliott, pursuant to which Elliott agreed to vote (or, if requested, execute proxies with respect to) a number of shares equal to approximately 14.7% of the outstanding shares of Excelligence Common Stock in favor of the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Excelligence at which such matters are considered. Further, Elliott agreed to vote against any action that would reasonably be expected to (1) result in a material breach of the Merger Agreement or the Elliott Voting Agreement or (2) interfere with or adversely affect the transactions contemplated by the Merger Agreement or the Elliott Voting Agreement.
     Subject to the terms of the Elliott Voting Agreement, Elliott also agreed not to (1) with limited exceptions, transfer or enter into any agreement with respect to a transfer of his shares of Excelligence Common Stock, (2) grant a proxy or power of attorney with respect to his shares of Excelligence Common Stock, (3) deposit into any voting trust with respect to his shares of Excelligence Common Stock, (4) enter into any voting agreement with respect to his shares of Excelligence Common Stock, (5) create or permit to exist any liens with respect to his shares of Excelligence Common Stock, or (6) take any action that would interfere with the ability of Elliott to perform his obligations under the Elliott Voting Agreement.
     The Elliott Voting Agreement was amended on August 8, 2006, to correct certain scrivener errors with respect to the number of shares of Excelligence Common Stock subject to the Elliott Voting Agreement.
     The Simon Voting Agreement and the Elliott Voting Agreement, as amended, are filed as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference. The foregoing descriptions of the Merger Agreements, the Simon Voting Agreement and Elliott Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.
     Except as set forth in this Statement, the Merger Agreement, the Simon Voting Agreement and the Elliott Voting Agreement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although ELC Holdings reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer.
     (a)–(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, the Reporting Persons may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 2,807,001 shares of Excelligence Common Stock, which, based on 9,055,935 shares of Excelligence Common Stock outstanding as of the close of business on July 18, 2006, as represented by Excelligence in the Merger Agreement, represents approximately 31.0% of the shares of Excelligence Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1). As of the filing date of this Schedule 13D, as a result of the Voting Agreements, the Reporting Persons may be deemed to have shared power to vote or direct the vote of 2,807,001 shares of Excelligence Common Stock, which, based on 9,055,935 shares of Excelligence Common Stock outstanding as of the close of business, July 18, 2006 as represented by Excelligence in the Merger Agreement, represents approximately 31.0% of the outstanding shares of Excelligence Common Stock.
     None of the Reporting Persons is entitled to any rights of a shareholder of Excelligence. None of the Reporting Persons have (i) sole power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of any shares of Excelligence Common Stock. Each of the Reporting Persons expressly disclaims any beneficial ownership of any Excelligence Common Stock under the Voting Agreements.
     (c) Except as set forth or incorporated herein, none of the Reporting Persons have effected any transaction in Excelligence Common Stock during the past 60 days.
     (d) Not applicable
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described in Items 3, 4 and 5, to the knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any other person with respect to the securities of Excelligence, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Excelligence.
Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, by and among Excelligence Learning Corporation, ELC Holdings Corporation and ELC Acquisition Corporation, dated July 19, 2006 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Excelligence on July 25, 2006).

Exhibit 99.2	Voting Agreement by and between ELC Holdings Corporation and William E. Simon & Sons Private Equity Partners, L.P., dated July 19, 2006.

Exhibit 99.3	Voting and Rollover Agreement by and between ELC Holdings Corporation and Ronald Elliott, dated July 19, 2006, as amended.

CUSIP No. 300 684 107
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Dated: August 16, 2006

THOMA CRESSEY EQUITY PARTNERS INC., a Delaware corporation

/s/ Lee M. Mitchell

Lee M. Mitchell
Authorized Signatory

TC PARTNERS VIII, L.P., a Delaware limited partnership

By: Thoma Cressey Equity Partners Inc., a Delaware corporation, its General Partner

/s/ Lee M. Mitchell
Lee M. Mitchell
Authorized Signatory

THOMA CRESSEY FUND VIII, L.P., a Delaware limited partnership

By: TC Partners VIII, L.P., a Delaware limited partnership, its General Partner

By: Thoma Cressey Equity Partners Inc., its General Partner

/s/ Lee M. Mitchell

Lee M. Mitchell
Authorized Signatory

ELC HOLDINGS CORPORATION, a Delaware corporation

/s/ Carl D. Thoma

Carl D. Thoma
Authorized Signatory

CARL D. THOMA

/s/ Carl D. Thoma

Carl D. Thoma